UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  2)


                   Display Technologies, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           25469V102
                   __________________________
                         (CUSIP Number)

                              13G
CUSIP No.  25469V105
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON                S.S. OR I.R.S. IDENTIFICATION NO.
    Renaissance US Growth & Income Trust PLC          None - Foreign
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY
_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    England
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    706,196 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    706,196 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    706,196 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    10.49%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
ITEM 1.
    (a), (b)  Display Technologies, Inc.                          ("Company")
              5029 Edgewater Drive
              Orlando, FL 32810

ITEM 2.

    (a)  Name of Person Filing
         Renaissance US Growth & Income Trust PLC                    ("Filer")

    (b) Address of principal Business Office or, if none, Residence c/o Renaissance Capital Group, Inc., Investment Manager
         8080 N.  Central Expressway, Suite 210, LB 59
         Dallas, TX 75206-1857

    (c)  Citizenship
         England

    (d)  Title of Class of Securities
         Common Stock

    (e)  CUSIP Number
         No CUSIP Number; traded on London Stock Exchange
         However, ISIN No.  is GB00007325185

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d) ______ Investment Company registered under section 8 of the Investment
               Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4. Ownership.

    (a) Amount Beneficially Owned:

        On March 2, 1998, the Company and the Filer entered into an 8.75% Convertible Debenture Loan Agreement for $1,750,000 due March 2, 2005, and convertible at $4.75 per share. This position is convertible within sixty days. On March 2, 1998, the Filer also purchased 115,741 shares of the Company's common stock along with a warrant to purchase 100,000 shares of the Company's common stock on or before March 2, 2003. On November 30, 1998, a 5% stock dividend was given to the Filer which lowered the conversion price on the debenture to $4.52, increased the common shares held by the Fund to 121,528, and increased the warrants held by the Fund to 105,000. Between April 28, 1999 and May 27, 1999, the Filer purchased 47,500 shares of the Company's common stock. On June 10, 1999, the Filer purchased 45,000 shares of the Company's common stock. Thus the Filer owns 706,196 shares of the Company's common stock on a fully converted basis.

    (b) Percent of Class
        10.49%

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:
              706,196 shares
         (ii) shared power to vote or to direct the vote:  None
        (iii) sole power to dispose or to direct the disposition of:
              706,196 shares
         (iv) shared power to dispose or to direct the disposition of:  None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 1999                       /S/
                           ___________________________________________________
                                       Signature
                           Renaissance US Growth & Income Trust PLC by
                           Renaissance Capital Group, Inc., Investment Manager, Russell Cleveland, President
                           ___________________________________________________
                                       Name and Title